UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Alder BioPharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

014339105

(CUSIP Number)

Redmile Group, LLC
Jeremy C. Green
One Letterman Drive, Bldg D, Ste D3-300
San Francisco, CA 94129
Attention: Legal Department
(415) 489-9980

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 014339105

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
8,313,506 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
8,313,506 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,313,506 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the entities for which Redmile Group, LLC is the investment manager/adviser listed in items (i) through (ix) of footnote (2) below.

(2) The aggregate amount of shares of common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”) that may be deemed to be beneficially owned by the Reporting Persons (as defined below) is comprised of the following: (i) 1,441,199 shares of Common Stock and 48,877 shares of the Issuer’s non-voting Class A-1 Convertible Preferred Stock (“Class A-1 Preferred Stock”) held by Redmile Capital Fund, LP, (ii) 262,671 shares of Common Stock and 145,044 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iii) 262,321 shares of Common Stock and 7,967 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 3,324,754 shares of Common Stock and 99,868 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Master Fund, Ltd., (v) 47,400 shares of Common Stock and 118,369 shares of Class A-1 Preferred Stock held by Redmile Strategic Master Fund, LP, (vi) 2,143,630 shares of Common Stock and 270,882 shares of Class A-1 Preferred Stock held by a separately managed account, (vii) 492,128 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, (viii) 270,793 shares of Common Stock held by P Redmile Ltd., and (ix) 69,746 shares of Class A-1 Preferred Stock held by RAF, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (ix) and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The Class A-1 Preferred Stock is initially convertible into shares of Common Stock on a one-for-ten basis. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Class A-1 Convertible Preferred Stock (the “Certificate of Designation”), the Issuer may not effect any conversion of the Class A-1 Preferred Stock, and a holder of the Class A-1 Preferred Stock does not have the right to convert any portion of the Class A-1 Preferred Stock held by such holder, to the extent that, after giving effect to the conversion set forth in a notice of conversion, such conversion would result in such holder, together with such holder’s affiliates, and any persons acting as a group together with such holder or affiliates, beneficially owning in excess of the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” is 9.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. The 8,313,506 shares of Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (3) below).

(3) Percent of class calculated based on an aggregate of 83,149,706 shares of Common Stock outstanding after the Issuer’s public offering that closed on March 4, 2019 (which includes (i) 1,695,652 shares that were issued pursuant to the full exercise of the underwriters’ option to purchase additional shares and (ii) 1,739,130 shares that were issued pursuant to a concurrent private placement with certain institutional and other accredited investors affiliated with or managed by Redmile Group, LLC), as disclosed in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on February 28, 2019 (the “Prospectus Supplement”), plus 68,610 shares of Common Stock issuable upon conversion of 6,861 shares of Class A-1 Preferred Stock, which, due to the Beneficial Ownership Limitation, is the maximum number of shares of Class A-1 Preferred Stock that could be converted to Common Stock as of March 4, 2019.

CUSIP No.: 014339105

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
8,313,506 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
8,313,506 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,313,506 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.99% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the entities for which Redmile Group, LLC is the investment manager/adviser listed in items (i) through (ix) of footnote (2) below.

(2) The aggregate amount of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons is comprised of the following: (i) 1,441,199 shares of Common Stock and 48,877 shares of Class A-1 Preferred Stock held by Redmile Capital Fund, LP, (ii) 262,671 shares of Common Stock and 145,044 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iii) 262,321 shares of Common Stock and 7,967 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 3,324,754 shares of Common Stock and 99,868 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Master Fund, Ltd., (v) 47,400 shares of Common Stock and 118,369 shares of Class A-1 Preferred Stock held by Redmile Strategic Master Fund, LP, (vi) 2,143,630 shares of Common Stock and 270,882 shares of Class A-1 Preferred Stock held by a separately managed account, (vii) 492,128 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, (viii) 270,793 shares of Common Stock held by P Redmile Ltd., and (ix) 69,746 shares of Class A-1 Preferred Stock held by RAF, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (ix) and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The Class A-1 Preferred Stock is initially convertible into shares of Common Stock on a one-for-ten basis. Pursuant to the Certificate of Designation, the Issuer may not effect any conversion of the Class A-1 Preferred Stock, and a holder of the Class A-1 Preferred Stock does not have the right to convert any portion of the Class A-1 Preferred Stock held by such holder, to the extent that, after giving effect to the conversion set forth in a notice of conversion, such conversion would result in such holder, together with such holder’s affiliates, and any persons acting as a group together with such holder or affiliates, beneficially owning in excess of the Beneficial Ownership Limitation. The 8,313,506 shares of Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (3) below).

(3) Percent of class calculated based on an aggregate of 83,149,706 shares of Common Stock outstanding after the Issuer’s public offering that closed on March 4, 2019 (which includes (i) 1,695,652 shares that were issued pursuant to the full exercise of the underwriters’ option to purchase additional shares and (ii) 1,739,130 shares that were issued pursuant to a concurrent private placement with certain institutional and other accredited investors affiliated with or managed by Redmile Group, LLC), as disclosed in the Prospectus Supplement, plus 68,610 shares of Common Stock issuable upon conversion of 6,861 shares of Class A-1 Preferred Stock, which, due to the Beneficial Ownership Limitation, is the maximum number of shares of Class A-1 Preferred Stock that could be converted to Common Stock as of March 4, 2019.

This amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on the Schedule 13D filed with the SEC on March 23, 2018 (the “Original Schedule 13D”, as amended and supplemented through the date of this Amendment No. 2, the “Schedule 13D”), by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), and Jeremy C. Green, a citizen of the United Kingdom (together with Redmile, the “Reporting Persons”) relating to the Common Stock of Alder BioPharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

The source of funds was working capital of the entities for which Redmile Group, LLC is the investment manager/adviser listed in items (i) through (ix) of Item 5(a) below.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately prior to the last paragraph of Item 4:

On February 27, 2019, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC and SVB Leerink LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”), relating to the issuance and sale (the “Offering”) of 11,304,348 shares of Common Stock at a price to the public of $11.50 per share. In addition, the Issuer granted the Underwriters an option to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 1,695,652 shares of Common Stock, which the Underwriters exercised in full on February 28, 2019. Concurrently with the Offering, on February 26, 2019, the Issuer entered into a common stock purchase agreement (the “Common Stock Purchase Agreement”) with Redmile Capital Fund, LP, Redmile Capital Offshore Master Fund, Ltd., Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, and Redmile Capital Offshore Fund (ERISA), Ltd. (collectively, the “Purchasers”) for the purchase of 1,739,130 shares of Common Stock.

Pursuant to the Common Stock Purchase Agreement, on March 4, 2019 at the closing of the transactions contemplated by the Common Stock Purchase Agreement, Redmile Capital Fund, LP, Redmile Capital Offshore Master Fund, Ltd., Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, and Redmile Capital Offshore Fund (ERISA), Ltd. purchased 378,523, 1,195,000, 57,689 and 107,918 shares of Common Stock, respectively, at the offering price of $11.50 per share, for a total purchase price $19,999,995 for 1,739,130 shares of Common Stock in the aggregate. Each of Redmile Capital Fund, LP, Redmile Capital Offshore Master Fund, Ltd., Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, and Redmile Capital Offshore Fund (ERISA), Ltd. purchased the Common Stock with their working capital.

ITEM 5.	Interest in Securities of the Issuer.

Items 5(a) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons is comprised of the following: (i) 1,441,199 shares of Common Stock and 48,877 shares of Class A-1 Preferred Stock held by Redmile Capital Fund, LP, (ii) 262,671 shares of Common Stock and 145,044 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iii) 262,321 shares of Common Stock and 7,967 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Fund (ERISA), Ltd., (iv) 3,324,754 shares of Common Stock and 99,868 shares of Class A-1 Preferred Stock held by Redmile Capital Offshore Master Fund, Ltd., (v) 47,400 shares of Common Stock and 118,369 shares of Class A-1 Preferred Stock held by Redmile Strategic Master Fund, LP, (vi) 2,143,630 shares of Common Stock and 270,882 shares of Class A-1 Preferred Stock held by a separately managed account, (vii) 492,128 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, (viii) 270,793 shares of Common Stock held by P Redmile Ltd., and (ix) 69,746 shares of Class A-1 Preferred Stock held by RAF, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (ix) and, in such capacity, exercises sole voting and investment power over all of the shares held by such vehicles and accounts and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The Class A-1 Preferred Stock is initially convertible into shares of Common Stock on a one-for-ten basis. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Class A-1 Convertible Preferred Stock (the “Certificate of Designation”), the Issuer may not effect any conversion of the Class A-1 Preferred Stock, and a holder of the Class A-1 Preferred Stock does not have the right to convert any portion of the Class A-1 Preferred Stock held by such holder, to the extent that, after giving effect to the conversion set forth in a notice of conversion, such conversion would result in such holder, together with such holder’s affiliates, and any persons acting as a group together with such holder or affiliates, beneficially owning in excess of the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” is 9.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. The 8,313,506 shares of Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with the next paragraph).

For purposes of this Schedule 13D, the percent of class was calculated based on an aggregate of 83,149,706 shares of Common Stock outstanding after the Issuer’s public offering that closed on March 4, 2019 (which includes (i) 1,695,652 shares that were issued pursuant to the full exercise of the underwriters’ option to purchase additional shares and (ii) 1,739,130 shares that were issued pursuant to a concurrent private placement with certain institutional and other accredited investors affiliated with or managed by Redmile), as disclosed in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on February 28, 2019, plus 68,610 shares of Common Stock issuable upon conversion of 6,861 shares of Class A-1 Preferred Stock, which, due to the Beneficial Ownership Limitation, is the maximum number of shares of Class A-1 Preferred Stock that could be converted to Common Stock as of March 4, 2019.

Items 5(b) of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(b)        Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 8,313,506

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 8,313,506

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 8,313,506

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 8,313,506

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately prior to the last paragraph of Item 6:

Common Stock Purchase Agreement

On February 26, 2019, the Issuer entered into the Common Stock Purchase Agreement with the Purchasers. The Common Stock Purchase Agreement provided that, subject to the closing of the Offering and the satisfaction of other customary closing conditions, the Purchasers would purchase 1,739,130 shares of Common Stock at a price per share of $11.50, which is equal to the price to the public in the Offering (the “Redmile Shares”). The Purchase Agreement contains customary representations, warranties and agreements by the Issuer and the Purchasers.

On March 4, 2019, the Offering closed and the Purchasers purchased the Redmile Shares pursuant to the Common Stock Purchase Agreement at $11.50 per share. The issuance of the Redmile Shares was made in a private placement exempt from the registration requirements of the Securities Act. The Underwriters served as placement agents for the placement of the Redmile Shares and received a placement agent fee equal to a percentage of the total purchase price of the Redmile Shares, which percentage was equal to the percentage discount the Underwriters received on shares sold in the Offering.

In connection with the issuance and sale of the Redmile Shares, the Issuer and the Purchasers also entered into a registration rights agreement (the “Common Stock Registration Rights Agreement”). Pursuant to the Common Stock Registration Rights Agreement, the Issuer agreed to prepare and file under the Securities Act a prospectus supplement under its current registration statement on Form S-3 (SEC File No. 333-216199), and file, if needed, one or more additional registration statements, as necessary, for the resale of the Redmile Shares no later than the day after the expiration of the Purchaser’s 60-day lock-up period following the date of the Underwriting Agreement.

The foregoing summaries of the Common Stock Purchase Agreement and the Common Stock Registration Rights Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibit 99.7 and 99.8, respectively to this Schedule 13D, and are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2019	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: March 6, 2019	/s/ Jeremy C. Green
JEREMY C. Green

INDEX TO EXHIBITS

Exhibit Number	Description

Exhibit 99.1*	Joint Filing Agreement, dated as of March 23, 2018, between Redmile Group, LLC and Jeremy C. Green.
Exhibit 99.2*	Preferred Stock Purchase Agreement by and among Alder BioPharmaceuticals, Inc. and the Buyers set forth therein dated January 7, 2018 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 11, 2018).
Exhibit 99.3*	Registration Rights Agreement by and between Alder BioPharmaceuticals, Inc. and the buyers listed on the Schedule of Buyers thereto, dated January 12, 2018 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on January 19, 2018).
Exhibit 99.4*

Certificate of Designation of Preferences, Rights and Limitations of Class A-1 Convertible Preferred Stock of Alder BioPharmaceuticals, Inc., dated January 12, 2018 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on January 19, 2018).

Exhibit 99.5*

Base Indenture, dated February 1, 2018, between Alder BioPharmaceuticals, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 1, 2018).

Exhibit 99.6*

First Supplemental Indenture, dated February 1, 2018, between Alder BioPharmaceuticals, Inc. and U.S. Bank National Association, as Trustee (including the form of 2.50% convertible senior notes due 2025) (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on February 1, 2018).

Exhibit 99.7

Common Stock Purchase Agreement by and among Alder BioPharmaceuticals, Inc. and the Buyers set forth therein dated February 26, 2019 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 1, 2019).

Exhibit 99.8

Registration Rights Agreement by and among Alder BioPharmaceuticals, Inc. and the buyers listed on the Schedule of Buyers thereto, dated March 4, 2019 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 5, 2019).

* Previously filed.